SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Corindus Vascular Robotics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

218730109

(CUSIP Number)

Koninklijke Philips N.V.

Marnix van Ginneken

Chief Legal Officer & Secretary to the Board of Management

Philips Center

Amstelplein 2

1096 BC

Amsterdam, The Netherlands

+31 20 59 77232

With a copy to:

Matthew G. Hurd Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Rita-Anne O’Neill Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218730109	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON Koninklijke Philips N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) OO, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 29,693,444[1]
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 29,693,444[1]
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,693,444
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Of these shares of Common Stock, 24,965,253 shares of Common Stock are directly held by the Reporting Person and 4,728,191 shares of Common Stock are issuable upon exercise of a warrant held by the Reporting Person.
(2)	This calculation is based on 191,694,758 shares of Common Stock outstanding, which includes 119,025,221 shares of Common Stock as reported in the Issuer’s annual report on Form 10-Q filed on November 4, 2016, 67,941,346 shares of Common Stock to be issued in an unregistered sale of equity securities as reported in the Issuer’s current report on Form 8-K filed on March 1, 2017 and 4,728,191 shares of Common Stock issuable upon an exercise of a warrant held by the Reporting Person.

Page 3 of 10 pages

Explanatory Note

The Reporting Person (as defined below) previously filed a Schedule 13G pursuant to Rule 13d-1(d) on February 28, 2017 to report its beneficial ownership of shares of Common Stock (as defined below) of the Issuer (as defined below). As a result of the pending acquisition on March 15, 2017 described below, the Reporting Person is no longer eligible to file on Schedule 13G pursuant to Rule 13d-1(d). Accordingly, the Reporting Person is filing this statement on Schedule 13D pursuant to Section 13(d) of the Act and Rule 13d-1(e) thereunder.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Corindus Vascular Robotics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 309 Waverly Oaks Road, Suite 105, Waltham, MA 02452.

ITEM 2.	Identity and Background.

(a) – (c); (f)    This Schedule 13D is being filed by Koninklijke Philips N.V., a corporation duly organized and existing under the laws of The Netherlands (“Philips” or the “Reporting Person”).

The Reporting Person is a leading health technology company. The address of the Reporting Person’s principal business and principal office is Philips Center, Amstelplein 2, 1096 BC, Amsterdam, The Netherlands.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and executive officers of Philips is set forth in Schedule I hereto incorporated herein by reference.

(d) – (e)    The Reporting Person has not or, to the knowledge of the Reporting Persons, any of the other persons identified in this Item 2 has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

At the time of the acquisition of Corindus, Inc. (“Old Corindus”) by the Issuer in August 2014 (the “Acquisition”), the Reporting Person was a stockholder of Old Corindus. In connection with the closing of the Acquisition on August 12, 2014, the Reporting Person exchanged its shares of common stock of Old Corindus for 17,407,817 shares of Common Stock and exchanged a warrant exercisable for common stock of Old Corindus for a warrant exercisable for 4,728,191 shares of Common Stock (the “Warrant”).

On February 28, 2017, the Issuer entered into a securities purchase agreement for a private placement (the “Purchase Agreement”) with a select group of existing and new investors, including the

Page 4 of 10 pages

Reporting Person (collectively, the “Investors”). Pursuant to the Purchase Agreement, on March 15, 2017, the Reporting Person will purchase 7,557,436 shares of Common Stock, at a price of $0.6616 per share, which was the closing price of Common Stock on the NYSE MKT immediately before entering into the Purchase Agreement. The source of funds for the Reporting Person’s purchase will be working capital. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the actual language of the Purchase Agreement, which is filed as Exhibit 99.3 and incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

The Reporting Person periodically invests in emerging medical device companies and acquired the shares of Common Stock reported herein for investment purposes. In light of current economic and industry conditions, the Reporting Person has had and currently intends to continue to have in the future, discussions with management of the Issuer concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business, financing and strategic alternatives and such other matters as the Reporting Person may deem relevant to its investments in the shares of Common Stock and other securities of the Issuer. In addition, Gerard Winkels is an employee of the Reporting Person and serves as a member of the Board of Directors of the Issuer.

The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the Board of Directors, other stockholders of the Issuer and other interested parties.

The Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions and applicable legal constraints, increase or decrease its investment position in the shares of Common Stock or other securities of the Issuer. Whether the Reporting Person acquires any additional shares of Common Stock or other securities of the Issuer or disposes of any shares of Common Stock or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities of the Issuer for purchase at particular price levels and the ability to acquire additional shares of Common Stock in light of applicable legal constraints, the Issuer’s and the Reporting Person’s business and prospects, other business investment opportunities available to the Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the Reporting Person’s interest in the Issuer, and other plans and requirements of the Reporting Person. Depending upon its assessments of these factors from time to time, the Reporting Person may change its present intentions as stated above, including determining to acquire additional shares of Common Stock or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock or other securities of the Issuer held by or under the control of the Reporting Person.

ITEM 5.	Interest in Securities of the Issuer.

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 191,694,758 shares of Common Stock outstanding, which includes 119,025,221 shares of Common Stock as reported in the Issuer’s annual report on Form 10-Q filed on November 4, 2016, 67,941,346 shares of Common Stock to be issued in an unregistered sale of equity securities as reported in the Issuer’s current report on Form 8-K filed on March 1, 2017 and 4,728,191 shares of Common Stock issuable upon an exercise of a warrant held by the Reporting Person.

Page 5 of 10 pages

(a)    The aggregate number of shares of Common Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 29,693,444 shares of Common Stock, which constitutes approximately 15.5% of the outstanding shares of Common Stock.

(b)    The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of 29,693,444 shares of Common Stock.

(c)    Other than the transaction described in Item 3 above, which description is incorporated herein by reference, no transactions in shares of Common Stock were effected by the Reporting Person or, to the knowledge of the Reporting Person, any of the other persons named in Item 2 above during the 60 days prior to the date of this Schedule 13D.

(d)     The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Person.

(e)     Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Warrant Agreement

Pursuant to the Warrant to Purchase Common Stock of Corindus Vascular Robotics, Inc., dated August 12, 2014, by and between Philips and the Issuer, Philips is entitled to purchase 4,728,191 shares of Common Stock at an exercise price of $1.06 per share. The Warrant has an expiration date of October 11, 2017. The Warrant, at the option of Philips, may be exercised in whole or in part either (i) by cash payment of the exercise price to the Company or (ii) on a cashless basis, pursuant to which the holder will forfeit a number of shares of Common Stock underlying the Warrant with a “fair market value” equal to the aggregate exercise price. The Warrant is subject to customary adjustments in connection with stock splits, reclassifications, stock dividends and mergers.

2014 Registration Rights Agreement

On August 12, 2014, Philips, along with HealthCor Partners Fund LP, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Partners Fund II, LP and 20/20 Capital III LLC, entered into a Demand Registration Rights Agreement with the Issuer (the “2014 Registration Rights Agreement”). Under the 2014 Registration Rights Agreement, Philips is entitled to two demand registrations (in each case for at least 30% of the registrable securities thereunder) and the Company is required to use its reasonable best efforts to register shares of Common Stock that are subject to a demand notice within 60 days of such demand. Philips is also entitled under the 2014 Registration Rights Agreement to piggyback registration rights and registration rights on Form S-3 pursuant to the terms therein.

Securities Purchase Agreement

Under the Purchase Agreement, Philips agreed to acquire 7,557,436 shares of Common Stock at a price of $0.6616 per share, which was the closing price of the Common Stock on the NYSE MKT immediately before entering into the Purchase Agreement and which represented an aggregate purchase price of $5 million. In total, under the Purchase Agreement, the Company agreed to issue and sell 67,941,346 shares of Common Stock to the Investors for an aggregate amount of $45 million (the “Financing”). The Financing is expected to close on March 15, 2017.

Page 6 of 10 pages

2017 Registration Rights Agreement

In connection with the Financing, the Issuer and the Investors have agreed to enter into a registration rights agreement on March 15, 2017 (the “2017 Registration Rights Agreement”), pursuant to which Philips will be provided piggyback registration rights and the Issuer will be required to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days of the closing of the Financing with respect to the shares of Common Stock purchased by the Investors in the Financing and to use commercially reasonable efforts to have the registration statement declared effective within 90 days if there is no review by the SEC, and within 120 days in the event of such review.

The foregoing summary of the Warrant Agreement, the 2014 Registration Rights Agreement, the Purchase Agreement and the 2017 Registration Rights Agreement is qualified in its entirety by reference to the actual language of such agreements, which are filed as Exhibits 99.1, 99.2, 99.3 and 99.4 and incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Warrant Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form 8-K/A, filed with the SEC on August 15, 2014)

Exhibit 99.2 – 2014 Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Issuer’s Form 8-K, filed with the SEC on August 6, 2014)

Exhibit 99.3 – Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on March 1, 2017)

Exhibit 99.4 – 2017 Registration Rights Agreement (incorporated by reference to Exhibit B of the Purchase Agreement)

Page 7 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 10, 2017

KONINKLIJKE PHILIPS N.V.

By:	/s/ Abhijit Bhattacharya
	Name:	Abhijit Bhattacharya
	Title:	Chief Financial Officer

By:	/s/ Marnix van Ginneken
	Name:	Marnix van Ginneken
	Title:	Chief Legal Officer

Page 8 of 10 pages

SCHEDULE I1

Supervisory Board of Philips

Name	Citizenship	Principal Occupation or Employment and Name, Principal Business and Address of Employer

Jeroen van der Veer	Netherlands

Chairman of the Supervisory Board

Chairman of the Supervisory Board of ING Group. Member of the Supervisory Board of Concertgebouw N.V., Royal Boskalis Westminster N.V. and Statoil ASA. Also a senior advisor to Mazarine Energy B.V.

Neelam Dhawan	India	Member of the Supervisory Board Vice President - Asia Pacific & Japan - Global Industries and Strategic Alliances Hewlett Packard Enterprise.

Orit Gadiesh	Israel/U.S.A.

Member of the Supervisory Board

Chairman of Bain & Company and member of the Foundation Board of the World Economic Forum (WEF). Also serves on the Supervisory Board of Renova AG and is a member of the United States Council of Foreign Relations.

Christine Poon	U.S.A.	Vice-chairman and Secretary, Member of the Supervisory Board Member of the Board of Directors of Prudential, Regeneron and Sherwin Williams.

[1]	The business address of each individual listed in this Schedule I is c/o Koninklijke Philips N.V., Attention: Chief Legal Officer, Phillips Center, 16th Floor, Amstelplein 2, Amsterdam, 1096 BC, The Netherlands.

Page 9 of 10 pages

Heino von Prondzynski	Germany/Switzerland	Member of the Supervisory Board Chairman of the Supervisory Board of Epigenomics AG, member of the Supervisory Board of HTL Strefa and Lead Director of Quotient Ltd.

David Pyott	U.K.

Member of the Supervisory Board

Director of Avery Dennison Corporation and its Lead Independent Director (since 1999 and 2010, respectively). Member of the Board of Directors of Alnylam Pharmaceuticals Inc., of BioMarin Pharmaceutical Inc. and of privately-held Rani Therapeutics, an InCube Labs company.

Jackson Tai	U.S.A.

Member of the Supervisory Board

A member of the Boards of Directors of Eli Lilly and Company, HSBC Holdings PLC, and Mastercard. Also Non-Executive Director of privately held Russell Reynolds Associates and Canada Pension Plan Investment Board.

Executive Officers of Philips

Frans van Houten	Netherlands	Chief Executive Officer and Chairman of the Board of Management

Abhijit Bhattacharya	India	Executive Vice President and Chief Financial Officer, Member of the Board of Management

Pieter Nota	Netherlands	Executive Vice President, Member of the Board of Management (Responsibilities: Personal Health Businesses; Chief Marketing Officer)

Page 10 of 10 pages

EXHIBIT INDEX

Exhibit	Document Description

99.1	Warrant Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form 8-K/A, filed with the SEC on August 15, 2014)

99.2	2014 Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Issuer’s Form 8-K, filed with the SEC on August 6, 2014)

99.3	Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on March 1, 2017)

99.4	2017 Registration Rights Agreement (incorporated by reference to Exhibit B of the Purchase Agreement)